UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIVAKOR, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92852R403

(CUSIP Number)

James Ballengee

5151 Beltline Road, Suite 715

Dallas,Texas 75234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 92852R403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jorgan Development, LLC 81-5354377
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,979,456 (1)
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER
2,979,456 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,979,456 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.49% (4)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

2

CUSIP No. 92852R403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JBAH Holdings, LLC 45-2693022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,096 (2)
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER
30,096 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,096(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%(4)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

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CUSIP No. 92852R403

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Ballengee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,009,552(3)
	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER
3,009,552 (3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,009,552 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
_16.66_%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1)	Consists of 2,979,456 shares of common stock of Vivakor, Inc. acquired by Jorgan Development, LLC, a Louisiana limited liability company, over which James Ballengee, in his capacity as sole manager, has sole voting and investment power.
(2)	Consists of 30,096 shares of common stock of Vivakor, Inc. acquired by JBAH Holdings, LLC, a Texas limited liability company, over which James Ballengee, in his capacity as sole manager, has sole voting and investment power.
(3)	Consists of 2,979,456 shares of common stock of Vivakor, Inc. acquired by Jorgan Development, LLC,, a Louisiana limited liability company over which James Ballengee has sole voting and investment power and 30,096 shares of common stock of Vivakor, Inc. acquired by JBAH Holdings, LLC, a Texas limited liability company over which James Ballengee has sole voting and investment power.
(4)	Based on 18,064,838 shares of common stock of Vivakor, Inc. currently issued and outstanding.

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Item 1. Security and Issuer

This statement relates to the common stock, par value of $0.001 per share, of Vivakor, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer”). On August 1, 2022, Jorgan Development, LLC and JBAH Holdings, LLC (collectively, the “Sellers”) closed under a June 15, 2022 Membership Interest Purchase Agreement among Sellers and the Issuer under which Sellers sold to Issuer all of the membership interests in Silver Fuels Delhi, LLC (“SFD”), a Louisiana limited liability company, and White Claw Colorado City, LLC, a Texas limited liability company (“WCCC”) and received an aggregate of 3,009,552 shares of the Issuer’s common stock, par value $0.001 per share, with Jorgan Development , LLC receiving 2,979,456 shares and JBAH Holdings, LLC receiving 30,096 shares. The Sellers also received promissory notes of Issuer in the aggregate principal amount of $28,664,284. The Issuer maintains its principal executive office at 4101 North Thanksgiving Way, Lehi, UT 84043 U.S.A.

Item 2. Identity and Background

Name:

This statement is filed by Jorgan Development, LLC, JBAH Holdings, LLC and James Ballengee (singly and collectively, the "Reporting Person").

Residence or Business Address of each Reporting Person:

5151 Beltline Road, Suite 715

Dallas, Texas 75234

Present Principal Business or Occupation:

Jorgan Development, LLC and JBAH Holding, LLC are investment vehicles, the principal purpose of which is to hold shares of the Issuer and certain other passive investments.

James Ballengee is the manager of Jorgan Development, LLC and JBAH Holding, LLC, and, as such, has sole voting and investment power with respect to the securities owned by Jorgan Development, LLC and JBAH Holding, LLC.

Place of Organization or Citizenship:

Jorgan Development, LLC is a Louisiana limited liability company.

JBAH Holding, LLC is a Texas limited liability company.

James Ballengee is a US citizen.

Criminal Proceedings:

During the last five years, no Reporting Person has been convicted in any criminal proceeding.

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Civil Proceedings:

During the last five years, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The consideration for the 3,009,5552 shares of Issuer acquired by Sellers and the other consideration received by Sellers was the membership interests of SFD and WCCC sold under the Membership Interest Purchase Agreement referenced in Item 1 above.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities referred to in Item 1 above, together with other consideration, in connection with the August 1, 2022 closing under a June 15, 2022 Membership Interest Purchase Agreement in which the Issuer received from the Sellers all of the membership interests of Silver Fuels Delhi, LLC, a Louisiana limited liability company, and White Claw Colorado City, LLC, a Texas limited liability company. Prior to the stock issuances referenced in Item 1, of the 41,666,667 authorized shares of Issuer’s common stock, 15,055,286 were issued and outstanding. Following the stock issuances, 18,064,838 of the Issuer’s authorized shares were issued and outstanding.

In connection with the August 1, 2022 closing, Sellers also received 3-year secured, convertible promissory notes of Issuer in the aggregate principal amount of $28,664,28 (“Notes”). The Note issued to Jorgan Development, LLC was in the principal amount of $28,337,641 and the Note Issued to JBAH Holdings, LLC was in the principal amount of $286,643. Payment of principal and interest on the Notes is payable monthly on the twentieth day of each month with the first payment payable on September 20, 2022. Subject to compliance with Nasdaq Rule 5635(d), on each payment date, the Issuer can make payment of principal and interest due on the Notes in the form of unrestricted shares of its common stock valued at the five-day volume weighted average price for Issuer’s common stock during the 5 trading days immediately preceding the issuance date (“Stock”). No more than 50% of any monthly payment of principal and interest can be paid in Stock without the consent of the applicable noteholder and no more than 50% of the original principal amount of a Note can be paid in Stock without the consent of the applicable noteholder.

At this time, the Reporting Person has not committed to any additional purchases of the Issuer’s common stock and has no agreements in place regarding potential acquisitions, capital raising transactions or other transaction involving significant issuances of the Issuer’s common stock to the Reporting Person.

Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person potentially may exchange the common stock for other assets or may sell the common stock to increase its cash position.

Other than as disclosed herein, the Reporting Person, has no current plans or proposals that relate to or would result in or cause:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Except as described below, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that the Reporting Person is the beneficial owner of 3,009,552 shares of the Issuer’s common stock representing approximately 16.66%% of the 18,064,838 shares of the Issuer’s common stock currently issued and outstanding. Prior to the Date of the Event, the Reporting Person owned no shares of common stock of the Issuer.

(b) As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(c) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(d) Not applicable.

(e)Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement dated as of August 11 ,2022 among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

JORGAN DEVELOPMENT, LLC

By:	/s/ James Ballengee
Name: James Ballengee
Title: Manager

JBAH HOLDINGS, LLC

By:	/s/ James Ballengee
Name: James Ballengee
Title: Manager

/s/ James Ballengee
James Ballengee

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